Exhibit 6.3

UNSECURED PROMISSORY NOTE

(THE “NOTE”)

$518,047.20	March____, 2024
St. Petersburg, Florida

FOR VALUE RECEIVED, PROVEN Group, Inc., a Delaware corporation (“Borrower” or the “Company”), hereby unconditionally promises to pay to the order of Zaoshi Yuan (“Lender” or “Holder”), in lawful money of the United States of America and in immediately available funds, the principal sum of $518,047.20 (the “Loan”) together with accrued and unpaid interest thereon, each due and payable on the dates and in the manner set forth below.

1. Principal Repayment. The outstanding principal amount of the Loan shall be due and payable on the earlier of (i) upon the written request of Lender after March , 2027 or (ii) the consummation of a Change of Control (the “Maturity Date”). Without limiting the foregoing, the balance of the Note may also be payable in part or in full at any time prior to the Maturity Date (i) upon thirty (30) days’ prior notice of demand by Lender or (ii) upon thirty (30) days’ prior notice of prepayment by Borrower. For purposes hereof, a “Change of Control” means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions in which in excess of 50% of the Company’s voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company’s assets, or the exclusive license of all or substantially all of the Company’s material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof.

2. Interest Rate. Borrower further promises to pay interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 4.13% per annum or the maximum rate permissible by law (which under the laws of the State of Florida shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed and shall, at the option of the Borrower, either be due and payable on the Maturity Date or, to the extent not paid by such date, shall be compounded to the principal amount. Upon the occurrence and during the continuance of an Event of Default pursuant to Section 5 below, all amounts owing thereunder shall bear interest at 4.13%.

3. Place of Payment. All amounts payable hereunder shall be payable at a place of payment specified in writing by Lender.

4. Application of Payments. Payment on this Note shall be applied first to accrued interest, and thereafter to the outstanding principal balance hereof.

5. Default. Each of the following events shall be an “Event of Default” hereunder:

(a) Borrower fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) Borrower winds up its business;

(c) Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of Lender, and, in the case of an Event of Default pursuant to (b), (c) or (d) above, automatically, be immediately due, payable and collectible by Lender pursuant to applicable law.

6. Subordination. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor. No indebtedness which does not constitute Senior Indebtedness shall be senior in any respect to the indebtedness represented by this Note.

(a) Subrogation. Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 6) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Lender would be entitled except for the provisions of this Section 6 shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of the Senior Indebtedness.

(b) No Impairment. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 6 to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section 6 shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

7. Reg A Financing.

(a) The Company and the Holder agree that the principal sum of the Loan has been generated from the sale of the Company’s common stock (the “Common Stock”) owned by the Holder to date as part of the Company’s Regulation A financing pursuant to that certain Offering Circular dated August 6, 2021 (the “Reg A Financing”) and distributed to the Company as described in the following sentence. For purposes of income tax reporting, the Company and the Holder acknowledge and agree that the Holder sold shares of its Common Stock to third-party investors participating in the Reg A Financing, and immediately loaned the proceeds from such sales, in an amount equal to the Loan amount, to the Company to be utilized by the Company as operating capital (such loan, the “Reg A Proceeds Loan”).

(b) The Company and the Holder agree that the Holder will be responsible for paying or otherwise reimbursing the Company for thirty percent (30%) of the total legal, administrative, accounting, and other costs relating to the ongoing administration of the Reg A Financing (the “Reg A Expenses”). The Company and the Holder agree that an acceptable form of payment for such Reg A Expenses by the Holder shall be an offset of the amounts owed by the Company to the Holder under this Note.

(c) The Company shall have full responsibility for all applicable costs and taxes (“Costs”) incurred by the Holder that would not have been incurred by the Holder but for Costs arising as a result of the Reg A Proceeds Loan. The Company agrees to indemnify, defend and hold the Holder harmless from any liability for, or assessment of, any claims or penalties or interest with respect to such Costs, including any liability for, or assessment of, taxes imposed on the Holder by the relevant taxing authorities or any liability related to the withholding of such taxes. The Company shall arrange to pay such Costs within thirty (30) days of receiving notice and reasonable evidence of such Costs from the Holder or any other party.

8. Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses.

The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

9. Waiver of Conflicts. Each party to this Note acknowledges that Presidio Legal, P.C. (“Presidio”), outside general counsel to the Company, has in the past performed and is or may now or in the future represent the Holder or the Holder’s affiliates in matters unrelated to the transactions contemplated by this Note (the “Note Financing”), including representation of the Holder or the Holder’s affiliates in matters of a similar nature to the Note Financing. The applicable rules of professional conduct require that Presidio inform the parties hereunder of this representation and obtain their consent. Presidio has served as outside general counsel to the Company and has negotiated the terms of the Note Financing solely on behalf of the Company. The Company and the Holder hereby (i) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (ii) acknowledge that with respect to the Note Financing, Presidio has represented solely the Company, and not any Holder or any stockholder, Board member or employee of the Company or director, stockholder or employee of the Holder; and (iii) gives the Holder’s informed consent to Presidio’s representation of the Company in the Note Financing.

10. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Florida, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

11. Successors and Assigns. The provisions of this Note shall inure to the benefit of and be binding on any successor to Borrower and shall extend to any holder hereof.

12. Attorneys’ Fees. The Borrower hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys’ fees and legal costs, actually and reasonably incurred by Lender in collecting any amounts payable hereunder that are not paid when due and in enforcing its rights hereunder.

[Signature Page Follows.]

The Borrower has caused this Unsecured Promissory Note to be issued as of the date first written above.

BORROWER:

PROVEN GROUP, INC.

By:	/s/ Mingshu Zhao
Name:	Mingshu Zhao
Title:	Co-CEO
Email:	ming@provenskincare.com

Address:
7901 4th Street N. Suite 4916
St. Petersburg, FL 33702